UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 20, 2021

CORTLAND BANCORP INC

(Exact name of registrant as specified in its charter)

Ohio	001-38827	34-1451118
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

194 West Main Street, Cortland, Ohio 44410

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (330) 637-8040

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, No Par Value	CLDB	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On October 20, 2021, Cortland Bancorp (“Cortland”) issued a press release reminding Cortland shareholders of the voting and election deadlines for merger with Farmers National Banc Corp. (“Farmers).” The leading independent proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., have recommended that Cortland shareholders vote “FOR” the pending merger with Farmers. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number

99.1 Press release, dated October 20, 2021.

Exhibit 104 – Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORTLAND BANCORP

By:	/s/ James M. Gasior
James M. Gasior, President

Date: October 20, 2021

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

James M. Gasior

President and CEO

330.282.4111

Cortland Bancorp Reminds Shareholders of Voting and Election Deadlines for Merger with Farmers National Banc Corp.

Leading Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Shareholder Vote in Favor of the Merger

CORTLAND, Ohio, October 20, 2021 (GLOBE NEWSWIRE) — Cortland Bancorp (NASDAQ: CLDB) (“Cortland”) would like to thank its shareholders for their support of the proposed merger with Farmers National Banc Corp. (“Farmers”) and reminds those shareholders that have not yet voted to vote without delay ”FOR” the merger and the other proposals in Cortland’s proxy statement for the special meeting of shareholders to be held on October 26, 2021 at 11:00 a.m., local time, at Squaw Creek Country Club, 761 Youngstown Kingsville Road S., Vienna, Ohio 44473.

Cortland also reminds shareholders of the election deadline of 5:00 p.m., Eastern Standard Time, October 25, 2021 (the “Election Deadline”) for shareholders of Cortland to elect the form of consideration they wish to receive for their shares of Cortland common stock in connection with the proposed merger of Cortland with and into FMNB Merger Subsidiary IV, LLC, a newly-formed, wholly-owned subsidiary of Farmers (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of June 22, 2021, by and among Farmers, Merger Sub and Cortland (the “Merger”). The Election Deadline may be extended, in which case Farmers and Cortland will issue a press release announcing the new election deadline.

“We are pleased to announce that the leading independent proxy advisory firms, Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), recommend that Cortland shareholders support the recommendation of our Board and vote in favor of the merger with Farmers,” said James M. Gasior, President and CEO. ISS and Glass Lewis are widely recognized as the leading independent voting and corporate governance advisory firms. ISS and Glass Lewis analyses and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

Remember, Your Vote Is Important, No Matter How Many or How Few Shares You Own.

HOW TO VOTE

A special meeting of the shareholders of Cortland is being held on October 26, 2021 for purposes of considering and voting on a proposal to approve the Merger Agreement. Shareholders of Cortland with questions regarding the special meeting may contact Advantage Proxy, Cortland’s proxy solicitor, by calling toll-free at 1-877-870-8565, or for banks and brokers, at 1-206-870-8565 or by email to ksmith@advantageproxy.com.

HOW TO COMPLETE ELECTION

Shareholders of Cortland with questions regarding the election procedures, who want up-to-date information on the Election Deadline, or who wish to obtain copies of the election materials, may contact Georgeson LLC, the Information Agent, at 866-431-2096.

The Merger remains subject to the approval by the shareholders of Cortland at Cortland’s special meeting of the shareholders and the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement.

ABOUT FARMERS NATIONAL BANC CORP.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with over $3.3 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 41 locations in Mahoning, Trumbull, Columbiana, Stark, Summit, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver County in Pennsylvania; Farmers Trust Company, which operates five trust offices and offers services in the same geographic markets and Farmers National Insurance, LLC. Total wealth management assets under care at June 30, 2021 were $3.1 billion. For additional information about Farmers visit www.farmersbankgroup.com.

ABOUT CORTLAND BANCORP

Cortland is a financial holding company headquartered in Cortland, Ohio. Founded in 1892, the bank subsidiary, The Cortland Savings and Banking Company, conducts business through 13 full-service community banking offices located in the counties of Trumbull, Mahoning, Portage, Summit, and Cuyahoga in Northeastern Ohio and a financial service center in Fairlawn, Ohio. For additional information about Cortland visit http://www.cortlandbank.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Farmers’ and Cortland’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to Farmers’ or Cortland’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, Farmers’ and Cortland’s failure to integrate Cortland and The Cortland Savings and Banking Company with Farmers in accordance with expectations; deviations from performance expectations related to Cortland and The Cortland Savings and Banking Company; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by Farmers’ and Cortland’s respective subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in Farmers’ and Cortland’s respective filings with the Securities and Exchange Commission (the “SEC”). Farmers and Cortland provide further detail regarding these risks and uncertainties in their respective latest Form 10-Ks and subsequent Form 10-Qs filed with the SEC, including in the respective risk factors sections of such reports, as well as in subsequent SEC filings.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Farmers, Cortland or on Farmers’ or Cortland’s behalf, respectively. Forward-looking statements speak only as of the date made, and neither Farmers nor Cortland assumes any duty and does not undertake to update forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed Merger, Farmers has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Cortland and a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding Farmers, Cortland and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FARMERS HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, CORTLAND, AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by Farmers or Cortland through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers are available free of charge by accessing the “Investor Relations” section of Farmers’ website at www.farmersbankgroup.com or, alternatively, by directing a request to Farmers Investor Relations, Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, (330) 533-3341. The reports and other information filed by Cortland with the SEC are available free of charge by accessing the “Investor Relations” section of Cortland’s website at www.cortlandbank.com or, alternatively, by directing a request by telephone or mail to Cortland Bancorp, 194 West Main Street, Cortland, Ohio 44410, (330) 282-4161.

The respective directors and executive officers of Farmers and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials filed with the SEC.